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Global Markets & Investment Banking
4 World Financial Center—5th Floor New York, New York 10080
212-449-6500
August 5, 2005

Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549

Re:	RBC Bearings Incorporated Registration Statement No. 333-124824

Gentlemen:

        We hereby join the company in requesting that the effective date for the registration statement referred to above be accelerated so that it will be declared effective at 3:00 p.m. on August 9, 2005, or as soon thereafter as possible, pursuant to Rule 430A.

        The underwriters of the above issue were advised by invitation wire and in subsequent underwriting papers that they must comply with the provisions of SEC Release No. 33- 4968 of the 1933 Act and Rule 15c2-8 under the 1934 Act. Copies of the preliminary prospectus have been or will be made available in sufficient time for distribution to all prospective purchasers no less than 48 hours prior to the time it is expected confirmations will be mailed. The undersigned, as joint-lead managers, have and will, and each underwriter and each dealer has advised the undersigned that it has and will comply with Release No. 33-4968 of the 1933 Act and Rule 15c2-8 under the 1934 Act.

        In connection with the foregoing and pursuant to Rule 460 please be advised that the undersigned have effected approximately the following distribution of copies of the Preliminary Prospectus dated July 26, 2005.

N.Y.S.E.	1
Financial Services and Publications	15
N.A.S.D.	5
Underwriters	1,810
Dealers	26
Individuals & Corporations	1,132
MLPF&S Inc. Branch Offices	5,631

	8,620	Copies
Very truly yours,
Merrill Lynch & Co. Merrill Lynch, Pierce, Fenner & Smith Incorporated KeyBanc Capital Markets, a division of McDonald Investments, Inc. Jefferies & Company, Inc. As Representatives
BY: Merrill Lynch, Pierce, Fenner & Smith Incorporated
By:	/s/ PALMA MAZZOLLA Palma Mazzolla Authorized Signatory

RBC Bearings Incorporated
One Tribology Center
Oxford, Connecticut 06478

August 5, 2005

VIA FACSIMILE AND EDGAR

Mr. Craig Slivka
United States Securities and Exchange
Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
Fax: 202-772-9368)

Attention:    Mr. Craig Slivka:

Re:	RBC Bearings Incorporated (the "Company") Registration Statement on Form S-1 File No. 333-124824—Originally Filed May 11, 2005

Ladies and Gentlemen:

        The Company hereby requests acceleration of the effective date of its Registration Statement on Form S-1 (SEC File No. 333-124824), as amended, to 3 p.m., Eastern time, on August 9, 2005 or as soon thereafter as possible.

        The Company hereby acknowledges its responsibilities under the Securities Act of 1933, as amended, and the Exchange Act of 1934, as amended, as they relate to the proposed public offering of the securities specified in the above-referenced Registration Statement. The Company hereby further acknowledges that:

  •
  should the Commission or the staff, acting pursuant to delegated authority, declare this filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

  •
  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

  •
  the Company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please call David D. McCusker of Kirkland & Ellis LLP, counsel to the Company, at (212) 446-4734 as soon as the Registration Statement has been declared effective.

Very truly yours,
RBC BEARINGS INCORPORATED
By:	/s/ DANIEL A. BERGERON
Name: Daniel A. Bergeron Its: Chief Finanical Officer

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RBC Bearings Incorporated One Tribology Center Oxford, Connecticut 06478 August 5, 2005